August 30, 2006

Mr. Karl Hiller, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Dear Mr. Hiller:

In regards to your letter dated July 25, 2006, relating to the review of the Form 10-K of Rowan Companies, Inc. (File 1-05491) for the year ended December 31, 2005, let me first apologize for the lateness of this response. For reasons I cannot explain, we were simply unaware of your letter until I retrieved a voicemail message from Ms. Tracie Towner earlier this week.

We have repeated your comments below and responded to each.

Comment Number 1: Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that is identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. If there were no changes in your internal controls over financial reporting during the fourth fiscal quarter, then provide disclosure to that effect. Please also address this issue in your Form 10-Q for the quarter ended March 31, 2006.

Response to Comment Number 1: We acknowledge the omissions cited. During the fourth fiscal quarter of 2005, we completed corrective measures undertaken throughout the year which enabled management’s assessment in Item 9A that the Company did maintain effective internal control over financial reporting as of December 31, 2005. We did not have any change in our internal control over financial reporting during the first fiscal quarter of 2006 and should have so stated in the relevant filings.

Comment Number 2: The page numbers you reference for your Management’s report on internal control over financial reporting and the attestation report of the independent registered public accounting firm in the fourth paragraph do not appear to correspond with the location of the referenced items in your filing.

On a related point, we are unable to locate the information on the pages you have referenced under the headings “Directors and Executive Officers of the Registrant” and “Executive Compensation.” Please revise your disclosures accordingly.

Response to Comment Number 2: With respect to the page numbering discrepancy, we acknowledge the error and apologize for any confusion created. In response the location of information under the headings mentioned by the Commission, the subject page numbers refer not to the Form 10-K but to our proxy statement for the 2006 annual meeting of stockholders. We acknowledge the confusion created and will endeavor to identify the reference more clearly.

Comment Number 3: We note that the signature of your Director, Mr. P. Dexter Peacock, is missing. Please amend your document to include his signature.

Response to Comment Number 3: For the few weeks before the filing of our Form 10-K, Mr. Peacock was out of the country. Mr. Peacock did review the report and approved its filing but we did not obtain his signature. Our reading of Form 10-K, Section D(2)(a) indicates that signatures of a majority of the members of the Board is sufficient for filing of the report. If we are misreading that section or if another rule requires Mr. Peacock’s signature, please advise us. For future filings, we will seek signatures from each member of our board of directors.

We hope that our responses adequately address your concerns. Given the nature of the comments, we respectfully request that we be allowed to correct these deficiencies in future filings rather than file an amendment to our Form 10-K.

As requested in your letter, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in this matter. Please contact the undersigned at 713-960-7645 should you need further information.

Sincerely,

/s/ WILLIAM H. WELLS

William H. Wells
Vice President - Finance and Treasurer